GRAND TOYS INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2006 AND CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED  JUNE 30, 2006

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Balance Sheets ($ in 000’s)

	June 30, 2006	December 31, 2005

Assets

Current assets:
Cash and cash equivalents	$4,481	$4,688
Pledged bank deposit	27	27
Investment securities	6	6
Accounts receivable (net of allowance for doubtful
accounts of $4,623; 2005 - $4,643)	32,650	27,457
Inventory	24,565	20,335
Due from related companies	2,983	3,517
Note receivable	265	266
Deferred tax asset	210	-
Income tax recoverable	-	89
Prepaid royalties	1,994	2,025
Other prepaid expenses and current assets	2,516	3,729
Total current assets	69,697	62,139

Fixed assets, net	21,543	21,097

Goodwill	25,926	26,017

Prepaid land lease	87	90

Intangibles, net	8,562	9,041

Note receivable	111	244

Total assets	$125,926	$118,628

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Balance Sheets ($ in 000’s)

	June 30, 2006	December 31, 2005

Liabilities and Shareholders' Equity

Current liabilities:
Bank indebtedness	$29,644	$22,343
Trade accounts payable	17,197	16,938
Accrued payroll and related costs	681	2,106
Other accounts payable and accrued liabilities	17,901	10,134
Obligations under capital leases	2,363	2,404
Due to related parties	1,314	2,829
Income taxes payable	785	634
Total current liabilities	69,885	57,388

Long term debt	4,197	5,111

Note payable	-	704

Deferred tax	2,992	3,311

Obligations under capital leases	2,177	3,452

Shareholders' equity:
Capital stock:
Voting ordinary shares, $0.13 par value
100,000,000 ordinary shares authorized
16,597,169 ordinary shares issued and outstanding,
(2005 – 16,310,467)	2,158	2,120
Preference stock
2,000,000 Series A preference shares , $0.13 par value	1,669	1,669
Deferred non-voting stock
2 deferred non-voting share, $0.13 par value	-	-

Additional paid-in capital	70,236	69,826
Accumulated loss	(27,934)	(25,549)
Accumulated other comprehensive income-
cumulative currency translation adjustment	546	596
Total shareholders’ equity	46,675	48,662

Total liabilities and shareholders' equity	$125,926	$118,628

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Operations ($ in 000’s except per share data)

Six months ended June 30
	2006	2005

Net sales	$62,672	$50,514

Cost of goods sold	46,333	37,925
Gross profit	16,339	12,589

Other operating income	(1,062)	(770)

Operating costs and expenses:
General and administrative	11,052	9,529
Selling and distribution expenses	5,010	4,109
Depreciation and amortization	1,186	1,035
Total operating costs and expenses	17,248	14,673

Operating income (loss)	153	(1,314)

Non-operating expense (income):
Interest expense	1,242	769
Interest income	(11)	(32)
Total non-operating expense	1,231	737

Loss before income taxes	(1,078)	(2,051)

Income taxes:
Current	495	116
Deferred	(316)	(13)
Total income taxes	179	103

Net loss from operations	(1,257)	(2,154)

Dividends	(1,395)	(1,160)

Net loss available to ADS shareholders	$(2,652)	$(3,314)

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of  Operations (continued)

Six months ended June 30
	2006	2005

(Loss) earnings per American Depositary
Shares (“ADS”):

Weighted average ADS outstanding:
Basic	16,311,437	16,196,166
Diluted	48,263,043	18,538,469
Net (loss) earnings available to ADS
shareholders
Basic	$(0.16)	$(0.20)
Diluted	(0.16)	(0.20)